THE ARENA GROUP HOLDINGS, INC.

200 Vesey Street, 24th Floor

New York, New York 10281

May 1, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, DC 20549

Attention:	Office of Technology

Re:	The Arena Group Holdings, Inc.
Registration Statement on Form S-3
Filed April 13, 2023
File No. 333-271240

Via EDGAR - Acceleration Request

Requested Date: May 3, 2023

Requested Time: 4:30 p.m. Eastern Time

Ladies and Gentlemen:

The Arena Group Holdings, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission take appropriate action to make the above-captioned Registration Statement effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Registrant hereby authorizes Robert A. Freedman or Jennifer J. Hitchcock, both of whom are attorneys with the Registrant’s outside legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration.

Sincerely,

THE ARENA GROUP HOLDINGS, INC.

By:	/s/ Douglas B. Smith
Douglas B. Smith
Chief Financial Officer

cc:	Ross Levinsohn, Chief Executive Officer
Julie Fenster, General Counsel
The Arena Group Holdings, Inc.

Robert A. Freedman, Esq.
Jennifer J. Hitchcock, Esq.
Fenwick & West LLP